

January 6, 2011

Mail Stop 4631

Mr. Gerald DeCiccio, CFO
Worldwide Energy & Manufacturing USA Inc.
408 N. Canal Street
South San Francisco, CA 94080

Re: Worldwide Energy & Manufacturing USA Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 0-31761

Dear Mr. DeCiccio:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien,
Branch Chief